SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13A-16 OR 15D-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of September 2026

Commission File Number: 001-12102

YPF Sociedad Anónima

(Exact name of registrant as specified in its charter)

Macacha Güemes 515

C1106BKK Buenos Aires, Argentina

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒ Form 40-F ☐

YPF Sociedad Anónima

TABLE OF CONTENT

ITEM 1      Translation of letter to the Argentine Securities Commission dated September 7, 2026.

Buenos Aires, September 7, 2026.

Gentlemen

COMISIÓN NACIONAL DE VALORES (“CNV”)

25 de Mayo 175

City of Buenos Aires

A3 MERCADOS S.A. (“A3 MERCADOS”)

Maipu 1210

City of Buenos Aires

BOLSAS Y MERCADOS ARGENTINOS S.A. (“ByMA”)

Sarmiento 299

City of Buenos Aires

Present

Ref: YPF S.A. – Tender Offers

Our highest consideration:

I am pleased to write to you in my capacity as Head of Market Relations at YPF S.A. (the “Company”) (CUIT 30-54668997-9), for the purpose of complying with the requirements of the Argentine Securities Commission and the corresponding rules of ByMA and A3 Mercados.

YPF is launching two cash tender offers (each, a “Tender Offer,” and collectively, the “Tender Offers”) to purchase (i) the 6.950% Class LIII Negotiable Obligations due 2027 (the “2027 Notes”) and (ii) the Class XVII Negotiable Obligations with a step-up rate of 2.500%/9.000% due 2029 (the “2029 Notes” and, together with the 2027 Notes, the “Eligible Notes”), which are validly tendered and not withdrawn prior to the expiration date of the Tender Offers, and which are accepted for purchase by YPF in accordance with the terms and conditions set forth in the offer to purchase dated as of the date hereof, for a total cash consideration of up to US$500,000,000, excluding Accrued Interest (the “Maximum Purchase Price”).

In addition, concurrently, YPF is offering Class XLIV Negotiable Obligations in a primary offering, in accordance with the terms and conditions applicable to such issuance.

The Tender Offers are subject to certain conditions, which are described in detail in the Offer to Purchase published on this same date.

In this regard, please find attached the press release regarding the launch of the Tender Offers.

Sincerely yours,

Margarita Chun

Market Relations Officer

YPF S.A.

YPF Sociedad Anónima
(a stock corporation (sociedad anónima) incorporated under the laws of Argentina)

YPF Sociedad Anónima Announces Commencement of Tender Offers for up to U.S.$500,000,000 Maximum Purchase Price of Outstanding Securities of the Series Listed Below, subject to the Priorities Set Forth Herein

Buenos Aires, September 7, 2026 – YPF Sociedad Anónima (“YPF”) today announced that it has commenced cash tender offers (each a “Tender Offer” and, collectively, the “Tender Offers”) to purchase outstanding securities listed in the table below (the “Securities”) not to exceed U.S.$500,000,000 in the aggregate, excluding any Accrued Interest (the “Maximum Purchase Price”).

Title of Security	CUSIP and ISIN Numbers	Principal Amount Outstanding	Acceptance Priority Level	Consideration(a)
6.950% Senior Notes due 2027	CUSIP: 984245 AQ3 P989MJ BL4 ISIN: US984245AQ34 USP989MJBL47	U.S.$643,428,000	1	U.S.$1,017.50
2.500%/9.000% Step Up Amortizing Notes due 2029	CUSIP: P989MJ BS9 984245 AV2 ISIN: USP989MJBS99 US984245AV29	U.S.$640,999,934 (b)	2	U.S.$1,042.00

_______________

(a)                 Per U.S.$1,000 principal amount.

(b)                 Outstanding principal amount as of the date of this press release corresponds to the application of the amortization factor of 0.85714 multiplied by the original principal amount of the 2029 Securities (as defined below) shown in the records of the DTC (as defined below). The original principal amount of the 2029 Securities before the application of the amortization factor is U.S.$747,833,257.

The Tender Offers are subject to the terms and conditions set forth in YPF’s Offer to Purchase dated the date hereof (the “Offer to Purchase”), including the concurrent or earlier consummation of a new notes offering that provides YPF with sufficient funds to meet the obligations of YPF in connection with the Tender Offers. The Tender Offers are also subject to the acceptance priority procedures and proration, as described in the Offer to Purchase (the “Acceptance Priority Procedures”). Under the Acceptance Priority Procedures, Securities will be accepted for purchase according to the Acceptance Priority Level set forth in the table above, beginning with the lowest numerical value first. When considering any potential allocation of New Notes in the New Notes Offering, YPF intends, but is not obligated, to give some degree of preference to those investors who, prior to such allocation, have validly tendered, or have indicated to YPF or the Dealer Managers (as defined below) their firm intention to tender, Securities in the Tender Offers. The Offer to Purchase more fully sets forth the terms of the Tender Offers. The Tender Offers are scheduled to expire at 5:00 p.m., New York City time (6:00 p.m. Buenos Aires time), on Wednesday, September 16, 2026, unless extended or earlier terminated (such date and time, as it may be extended with respect to the Tender Offers, the “Expiration Date”). Holders of Securities (“Holders”) may participate in the Tender Offers by validly tendering and not validly withdrawing their Securities by the Expiration Date.

Securities validly tendered pursuant to the Tender Offers may be withdrawn at any time at or prior to 5:00 p.m., New York City time (6:00 p.m. Buenos Aires time), on Wednesday, September 16, 2026 (such date and time, as it may be extended with respect to the Tender Offers, the “Withdrawal Deadline”), but not thereafter. The Withdrawal Deadline for the Tender Offers is the same as the Expiration Date.

It is expected that the Settlement Date for the Tender Offers will be on or around Friday, September 18, 2026, the second business day after the Expiration Date, but which may change without notice (the “Settlement Date”).  Payment for the Securities that are validly tendered and accepted for purchase pursuant to the Tender Offers will be made on the Settlement Date. YPF will not be responsible for any delays in the transmission of funds to Holders attributable to the clearing systems and under no circumstances will any interest be payable because of any such delay.

Subject to the terms and conditions described in the Offer to Purchase, Holders who validly tender their Securities at or prior to the Expiration Date will receive the applicable Consideration specified in the table above payable for such tendered Securities that are accepted for purchase by YPF. In addition, YPF will pay accrued and unpaid interest on the Securities up to, but not including, the Settlement Date (“Accrued Interest”). Payment of the Consideration and Accrued Interest will be made on the Settlement Date.

YPF reserves the absolute right to amend, extend, terminate or withdraw any or all of the Tender Offers in its sole discretion, subject to disclosure and as otherwise required by applicable law. Any (i) increase or decrease in the percentage of Securities sought in a Tender Offer, other than the acceptance for purchase of an additional amount of Securities not to exceed two percent of the applicable series of Securities, or (ii) change in the Consideration offered, will be communicated by public announcement that is widely disseminated no later than 9:00 a.m., New York City time (10:00 a.m. Buenos Aires time), on the third business day before the Expiration Date.  Any other material change in the terms of a Tender Offer will be communicated by public announcement that is widely disseminated no later than 9:00 a.m., New York City time (10:00 a.m. Buenos Aires time), on the second business day before the Expiration Date. In the event of termination or withdrawal of a Tender Offer, Securities tendered and not accepted for purchase pursuant to such Tender Offer will be promptly returned to the tendering holders.

The complete terms and conditions of the Tender Offers are described in the Offer to Purchase, copies of which may be obtained from Sodali & Co, the information and tender agent for the Tender Offers (the “Information and Tender Agent”), at the Tender Offer Website: https://projects.sodali.com/YPF, by email at YPF@investor.sodali.com, by telephone in Stamford at +1 203 658 9457, or in writing at 333 Ludlow Street, South Tower, 5th Floor, Stamford, CT 06902, United States.

YPF has engaged BBVA Securities Inc., Itaú BBA USA Securities, Inc., J.P. Morgan Securities LLC and Santander US Capital Markets LLC to act as the dealer managers (the “Dealer Managers”) and Banco Santander Argentina S.A., Banco de Galicia y Buenos Aires S.A., Balanz Capital Valores S.A.U., Cucchiara y Cía. S.A., Banco CMF S.A., Macro Securities S.A.U. and Latin Securities S.A.U. as local dealer managers (the “Local Dealer Managers”) in connection with the Tender Offers. Questions regarding the terms of the Tender Offers may be directed to BBVA Securities Inc. by telephone at +1 (800) 422-8692 (U.S. toll free) or +1 (212) 728-2446 (collect), Itaú BBA USA Securities, Inc. by telephone at +1 (888) 770-4828 (U.S. toll free) or +1 (212) 710-6749 (collect), J.P. Morgan Securities LLC by telephone at +1 (866) 846-2874 (U.S. toll free) or +1 (212) 834-7279 (collect) and Santander US Capital Markets LLC by telephone at +1 (855) 404-3636 (U.S. toll free) or +1 (212) 940-1442 (collect).

None of YPF, the Dealer Managers, the Local Dealer Managers, the Information and Tender Agent or the trustee for the Securities, or any of their respective affiliates, is making any recommendation as to whether Holders should or should not tender any Securities in response to the Tender Offers or expressing any opinion as to whether the terms of the Tender Offers are fair to any holder. Holders must make their own decision as to whether to tender any of their Securities and, if so, the principal amount of Securities to tender. Please refer to the Offer to Purchase for a description of the offer terms, conditions, disclaimers and other information applicable to the Tender Offers.

This press release is for informational purposes only and does not constitute an offer to purchase or the solicitation of an offer to sell the Securities. The Tender Offers are being made solely by means of the Offer to Purchase. The Tender Offers are not being made to holders of Securities in any jurisdiction in which the making or acceptance thereof would not be in compliance with the securities, blue sky or other laws of such jurisdiction. In those jurisdictions where the securities, blue sky or other laws require any tender offer to be made by a licensed broker or dealer, the Tender Offers will be deemed to be made on behalf of YPF by the Dealer Managers or one or more registered brokers or dealers licensed under the laws of such jurisdiction.

* * *

Disclaimer

This release may contain forward-looking statements within the meaning of Section 27A of the Securities Act and Section 21E of the United States Securities Exchange Act of 1934, as amended, including those related to the tender for Securities and whether or not YPF will consummate the Tender Offers. Forward-looking information involves important risks and uncertainties that could significantly affect anticipated results in the future, and, accordingly, such results may differ from those expressed in any forward-looking statements. These risks and uncertainties include, but are not limited to, general economic, political and business conditions in Argentina and South America, existing and future governmental regulations, fluctuations in the price of petroleum and petroleum products, supply and demand levels, currency fluctuations, exploration, drilling and production results, changes in reserves estimates, success in partnering with third parties, loss of market share, industry competition, environmental risks, physical risks, the risks of doing business in developing countries, legislative, tax, legal and regulatory developments, economic and financial market conditions in various countries and regions, political risks, wars and acts of terrorism, natural disasters, project delays or advancements and lack of approvals. Additional information concerning potential factors that could affect YPF’s financial results is included in the filings made by YPF and its affiliates before the Comisión Nacional de Valores in Argentina and with the U.S. Securities and Exchange Commission, in particular, in YPF’s Annual Report on Form 20-F for the fiscal year ended December 31, 2025 and its current reports filed with the U.S. Securities and Exchange Commission. In light of the foregoing, the forward-looking statements included in this document may not occur. Except as required by law, YPF does not undertake to publicly update or revise these forward-looking statements even if experience or future changes make it clear that the projected performance, conditions or events expressed or implied therein will not be realized.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

YPF Sociedad Anónima

Date: September 7, 2026	By:	/s/ Margarita Chun
	Name:	Margarita Chun
	Title:	Market Relations Officer